

April 27, 2012

Via E-Mail
Mr. John D. Milton, Jr.
Chief Financial Officer
Patriot Transportation Holding, Inc.
501 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

   Re: Patriot Transportation Holding, Inc.
     Form 10-K for the year ended September 30, 2011
     Filed December 8, 2011
     Form 10-Q for the quarter ended December 31, 2011
     Filed February 1, 2012
     File No. 000-17554

Dear Mr. Milton:

   We have reviewed your response letter dated April 17, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Part III

1. We note your response to our prior comment 1. From your response, it appears to us that not all of the required information was incorporated by reference into the Form 10-K from your proxy statement. Please explain to us why you believe it is appropriate to fix this in future filings, rather than amending your Form 10-K to specifically incorporate the information. In your response to us, please also explain why you believe the Form 10-K, given the way the information is incorporated by reference from your proxy statement into Items 11, 13 and 14 of Form 10-K, is materially in compliance with the disclosure requirements of Form 10-K.

Audited Financial Statements for the Year Ended September 30, 2011

Statements of Cash Flows

2. We note your response to our prior comment number six. Please tell us, and revise the notes to the financial statements to disclose the details about the nature of the assets purchased in the Hollander 95 Business Park transaction and to explain how you are accounting for those assets in future reporting periods. Your response and revised disclosure should include the nature of the major categories of assets purchased and the useful lives assigned to those assets, as well as method of depreciation.

Notes to the Financial Statements

Note 15. Discontinued Operations

3. We note from your response to our prior comment seven that the fair market value of the entire property including the royalty stream value of minerals and aggregates was determined by an independent appraisal. However, we are still unclear as to how you recorded the part of the transaction in which you donated minerals and aggregates and recognized a tax benefit. Please explain to us the nature of the asset that was donated, including where this asset had been recorded on the balance sheet.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or Susan Block at (202) 551-3210 with any other questions. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief